

July 20, 2022

Adam La Barr
Managing Member
ADPI Fund I, LLC
6809 Main Street, Unit #619
Cincinnati, OH 45244

> **Re: ADPI Fund I, LLC**
> **Amendment No. 1 to Form 1-A**
> **Filed July 7, 2022**
> **File No. 024-11872**

Dear Mr. La Barr:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2022 letter.

Amendment No. 1 to Form 1-A filed July 7, 2022

Cover Page

1. We note your response to comment 1 and reissue the comment, as it appears that your new structure, whereby investors are offered Class A and Class B interests simultaneously, but where Class A interests are sold at greater discounts, continues to bifurcate your offering. Please revise your offering so that it is in compliance with Rule 251(d)(3)(i)(F) of Regulation A.

Summary Information, page 5

2. We note your response to comment 2 and your disclosure that "[y]our operating

agreement does permit [y]our Manager to be reimbursed in the event it does happen to incur expenses on [y]our behalf in the future for some unforeseen reason, which reimbursement amounts cannot be ascertained at this time but are expected to be made within 30 days from the date the expense is incurred by [y]our Manager, subject to the availability of funds in our Company to make such reimbursement." We cannot locate this disclosure in the operating agreement you filed. Please clarify or advise where this disclosure may be found. In addition, we note that your Advisory Council agreement contains an allowance for reimbursement of certain expenses incurred in attending meetings of the Advisory Council. Please include disclosure regarding the estimated frequency of and amounts of these reimbursements.

Description of Business, page 23

3. We note your response to comment 8 and reissue the comment in part. Please tell us the role of each of your managers at ADPI Capital, including whether they are executives or service providers.

Directors, Executive Officers and Key Employees of Our Manager, page 28

4. We note your disclosure on page 28 that Adam La Barr and Kevin Brenner are "expected full-time" with respect to the approximate hours per week for part-time employees. Please reconcile this disclosure with your statement on page 25 that "[y]our Manager expects that its management will not devote full time to our operations at all times."

5. We note your response to comment 11. Please reconcile the information available on your website about each member of the Advisory Council with the information in the offering circular. Additionally, please revise to clarify the context, location, notice provisions and other key features of meetings (1) to "confer with, provide updates to, and to answer questions from our Company's members" and (2) "answer questions regarding ADPI Capital to the ADPI community and other inquiring individuals."

Security Ownership of Management and Certain Securityholders, page 29

6. We note your response to comment 12 and reissue the comment. In the beneficial ownership table, please provide each of the items required by Item 12.b. of Form 1-A.

Prior Performance, page 30

7. We note your response to comment 13 and reissue the comment. Please revise in quantitative and qualitative terms to further clarify the timing, location, and nature of the activities undertaken to raise funds and engage in "syndications." We note additional disclosure in your testing-the-waters materials highlighting your management team as "[a]n expert team of proven military real estate investors." In addition, please clarify the connection between the "Project" disclosed on page 30 and the Country Club Estates provided in your prior performance tables. Please specifically state whether the prior performance tables reflect projects that were sponsored by a managing member of your

current Manager, Adam La Barr, as stated in your narrative disclosure. In addition, please specifically discuss what it means for a deal or project to be sponsored by Mr. La Barr. Refer to Item 8.A. of Industry Guide 5.

Securities Being Offered, page 30

8.   We note your response to comment 14 and reissue the comment. Please clarify whether the alternative dispute resolutions provision applies to claims arising under the Securities Act or Exchange Act and, if so, please disclose that there is uncertainty as to whether a court would enforce such a provision.

Exhibits

9.   We note your response to comment 15. Please advise us of your basis for the following statements in the testing-the-waters materials filed with this amendment:
   - Exhibit 13.1
     ◦ "We leverage our strong capital position and experience to negotiate preferred ownership in our vetted projects."
     ◦ "You start seeing expected quarterly returns six months after capital is raised and deployed."
   - Exhibit 13.2
     ◦ "Invest now with only $500 and get more than just above average risk adjusted returns"
     ◦ "With over 2,400+ units actively under management"
   - Exhibit 13.15
     ◦ "...we're able to leverage the rock-solid relationships with our Military Multifamily Academy Heroes™ to ensure only the best deals with proven partners make it to the Fund level for consideration."
     ◦ "Act now, because this opportunity is filling up...FAST!"
   - Exhibit 13.19
     ◦ "[W]e've accepted over 230+ investors and racked up an impressive $2M+ in investor interest"

10.   We note your statement in Exhibit 13.14 that you are unable to actually raise and deploy capital until your documentation has been "accepted" by all federal and state regulatory bodies, including the SEC. Please remove any suggestion that the SEC passes upon the merits or gives its approval to any securities offered or passes upon the accuracy or completeness of any offering circular, as is indicated in the cover page legend pursuant to Rule 253(f).

11.   We note references to the Bonus Share Program in your testing-the-waters materials and on your website. Given that you have altered your offering away from this structure, please reconcile your disclosure or advise. With respect to your testing-the-waters materials, please also refer to Rule 255(d), which requires that if solicitation of interest materials are used after the public filing of the offering statement and such solicitation of

interest materials contain information that is inaccurate or inadequate in any material respect, then revised solicitation of interest materials must be redistributed in a substantially similar manner as such materials were originally distributed.

12.   We note the appearance of Adam La Barr, a Managing Member and your Director of Operations, on the May 23, 2022 episode of The Active Duty Passive Income podcast with Kevin Brenner, your Managing Member and Director of Investor Relations. Please provide us with your analysis how Mr. La Barr's appearance on the podcast complies with Rules 251 and 255 of Regulation A. Further, if you intend to rely on Rule 255 in connection with the podcast, please file the broadcast script of that appearance as an exhibit.

General

13.   We note your response to comment 17. In order to clarify for investors when distributions may be expected, please explicitly state what conditions constitute a "capital deployment."

14.   Please explain to us how soliciting "soft commitments" via your secure portal complies with Rule 255 of Regulation A. In addition, we note that the link provided in your disclaimer is not a link to your most recently filed amendment and does not reflect the latest terms of your offering. Please revise and confirm that you will continue to update the hyperlink as you continue to amend your filing.

You may contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Arden Anderson